SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIFTH THIRD BANCORP
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Depositary Shares of Fifth Third Bancorp Each Representing 1/250th Interest in a Share of 8.50% Non-Cumulative Perpetual Convertible Preferred Stock, Series G
(Title of Class of Securities)

316773209
(CUSIP Number of Class of Securities)

Paul L. Reynolds, Esq.
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263
(513) 534-6757 (fax)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 651-3836 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$ 932,515,000	$52,034.34

*
This valuation assumes the exchange of 11,075,000 depositary shares each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share, or “Series G Preferred Stock,” of Fifth Third Bancorp (“Fifth Third”), for shares of common stock of Fifth Third, no par value per share and cash. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on $84.20,  the average of the high and low prices per depositary share as reported on the NASDAQ Global Select Market on May 13, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Fifth Third Bancorp, an Ohio corporation (“Fifth Third” or the “Company”), to exchange (the “Exchange Offer”) 2,158.8272 shares of the Company’s common stock, no par value and $7,500 in cash, for each set of 250 validly tendered and accepted depositary shares (the “Depositary Shares”) (shares must be tendered in integral multiples of 250), each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share (the “Series G Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 20, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.     Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—Summary of the Exchange Offer” is incorporated herein by reference.

Item 2.     Subject Company Information.

(a) Name and Address.

The name of the subject company is Fifth Third Bancorp. The address of the Company’s principal executive offices is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.  Its telephone number is (800) 972-3030.

(b) Securities.

The information set forth in the Offer to Exchange in the section entitled “Description of the Series G Preferred Stock” and “Description of the Depositary Shares” is incorporated herein by reference.

As of May 20, 2009, there were 11,075,000 Depositary Shares outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market For Our Stock” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
Kevin T. Kabat	Chairman, President & CEO
Darryl F. Allen	Director
John F. Barrett	Director
Ulysses L. Bridgeman, Jr.	Director

James P. Hackett	Director
Gary R. Heminger	Director
Mitchel D. Livingston, Ph.D.	Director
Hendrik G. Meijer	Director
John J. Schiff, Jr.	Director
Dudley S. Taft	Director
Thomas W. Traylor	Director
Marsha C. Williams	Director
Greg D. Carmichael	Executive Vice President, Chief Operating Officer
Charles Drucker	Executive Vice President
Ross J. Kari	Executive Vice President & Chief Financial Officer
Bruce K. Lee	Executive Vice President
Nancy R. Phillips	Executive Vice President, Chief Human Resources Officer
Daniel T. Poston	Executive Vice President, Controller
Paul L. Reynolds	Executive Vice President
Mahesh Sankaran	Senior Vice President & Treasurer
Robert A. Sullivan	Senior Executive Vice President
Mary Tuuk	Executive Vice President, Chief Risk Officer
Terry E. Zink	Executive Vice President

The address and telephone number of each director and executive officer is: c/o Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, (800) 972-3030.

Item 4.    Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Depositary Shares and Our Common Stock,” “Description of the Series G Preferred Stock,” “Description of the Depositary Shares,” “Description of Our Common Stock,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

To Fifth Third’s knowledge, no Depositary Shares are owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Exchange Offer.  The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Recent Developments,” “Description of the Series G Preferred Stock,” “Description of the Depositary Shares” and “Description of Our Common Stock,” is incorporated herein by reference.

The Company has entered into the following agreement with respect to the Depositary Shares (which is filed as an exhibit to this Schedule TO):  Deposit Agreement, dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer & Trust Company, LLC, as transfer agent, and all holders from time to time of Receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 25, 2008, and incorporated herein by referenced).

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the exchange offer,” “Summary—Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Recent Developments— Supervisory Capital Assessment Program” and “Summary—Recent Developments—Fifth Third Processing Solutions Joint Venture” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the exchange offer if I tender Depositary Shares and they are accepted,” “Summary—Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.  The Company would require 95,636,044 shares of common stock and $332,250,000 in cash to purchase 100% of the outstanding Depositary Shares.

The U.S. Department of Treasury and the Federal Reserve have granted Fifth Third permission to use cash as part of the consideration to be paid by Fifth Third in the Offer to Exchange, provided that such cash represents proceeds from the sale of Fifth Third’s equity securities.  Regulatory approval to use cash to acquire shares of Fifth Third’s capital stock is required by the terms of Fifth Third’s participation in Treasury’s Capital Purchase Program in connection with the sale to Treasury of Series F Preferred Stock on December 31, 2008.

On May 20, 2009, the Company commenced an at-the-market offering of up to $750 million of the Company’s common stock from time to time pursuant to its prospectus supplement dated that same date under the Company’s existing shelf registration statement.  Some or all of the proceeds of such at-the-market offerings, or other equity offerings as may be undertaken after the date hereof, will be used to fund the cash portion of the Offer to Exchange.  The closing of the Offer to Exchange is not contingent upon the closing of the at-the-market offerings.  However, if the proceeds from such offerings are not sufficient to fund the cash portion of the Offer to Exchange, then the Company would be required to use proceeds from the sale of equity securities in one or more other transactions.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.   Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions.

None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the Depositary Shares or the Series G Preferred Stock within the 60 day period prior to May 20, 2009.  The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.  No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of Fifth Third, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation.  See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

Item 10.  Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Summary Consolidated Financial Data—Historical Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

The information set forth in the Offer to Exchange under the captions “Summary Consolidated Financial Data—Pro forma Financial Data” and “Capitalization” is incorporated herein by reference.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

v

Item 12.  Exhibits.

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)	Offer to Exchange, dated May 20, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to DTC Participants.
(a)(1)(D)	Form of Letter to Clients.
(a)(5)	Press Release, dated May 20, 2009.
(b)	Not applicable.
(d)
Deposit Agreement, dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer & Trust Company, LLC, as transfer agent, and all holders from time to time of Receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 25, 2008, and incorporated herein by referenced).

(g)	Not applicable.
(h)	Tax Opinion of Graydon Head & Ritchey LLP.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2009
FIFTH THIRD BANCORP

	By:	/s/ Ross J. Kari
Ross J. Kari
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)	Offer to Exchange, dated May 20, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to DTC Participants.
(a)(1)(D)	Form of Letter to Clients.
(a)(5)	Press Release, dated May 20, 2009.
(b)	Not applicable.
(d)
Deposit Agreement, dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer & Trust Company, LLC, as transfer agent, and all holders from time to time of Receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 25, 2008, and incorporated herein by referenced).

(g)	Not applicable.
(h)	Tax Opinion of Graydon Head & Ritchey LLP.